Filed by Nuveen Equity Premium Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Equity Premium Opportunity Fund

Commission File No. 811-21674

November 18, 2014

Dear Shareholder,

The Annual Meeting of Shareholders for Nuveen Equity Premium Opportunity Fund (JSN) has been adjourned to December 5, 2014.

According to our records, you have not voted. Your vote is extremely important! By voting prior to the December 5, 2014 meeting date, you can help the Fund avoid additional costly adjournments and further solicitation expense that increases costs for all shareholders. If the requisite shareholder approvals are not obtained, each Target Fund’s Board may take such actions as it deems in the best interests of its Fund, including conducting additional solicitations with respect to the Reorganization proposal or continuing to operate the Fund as a stand-alone fund.

The proxy statement for this meeting can be found at http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/.

If you have any questions or need more information, please call our proxy information line at 1-866-209-5784 or contact your financial representative.

If you have already voted, thank you for your participation and please disregard this note. Thank you for your time and consideration.

Sincerely,

Kevin J. McCarthy

Vice President and Secretary

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